Exhibit 2

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and nine months ended September 30, 2015 and 2014

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1

Consolidated Income Statements	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	September 30,	December 31,	September 30,
	2015	2014	2014
	$	$	$

Assets
Current assets:
Cash and cash equivalents	118,077,110	393,405,198	442,376,124
Cash restricted	7,964,702	7,959,859	7,958,740
Trade and other receivables (note 5)	602,817,890	566,362,745	577,336,495
Other current assets	2,235,366	2,742,316	1,679,453
Prepaid expenses	865,177	2,312,626	2,232,298
Total current assets	731,960,245	972,782,744	1,031,583,110
Non-current assets:
Cash restricted	235,538	341,274	360,346
Plant and equipment	9,843,500	12,263,365	13,229,769
Exploration and evaluation assets (note 6)	460,183,610	325,041,973	245,046,062
Other non-current receivables	29,700,534	29,700,534	29,700,534
Investments accounted for using the equity method	-	-	17,531,908
Total non-current assets	499,963,182	367,347,146	305,868,619
Total assets	1,231,923,427	1,340,129,890	1,337,451,729
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	179,881,533	139,716,105	74,274,968
Income tax payable	1,890,166	1,809,742	1,706,853
Indirect participation interest	7,449,409	7,449,409	7,449,409
2.75% convertible notes liability	69,535,121	66,501,994	-
Total current liabilities	258,756,229	215,477,250	83,431,230
Non-current liabilities:
2.75% convertible notes liability	-	-	65,520,643
Other non-current liabilities	96,000,000	96,000,000	96,000,000
Total non-current liabilities	96,000,000	96,000,000	161,520,643
Total liabilities	354,756,229	311,477,250	244,951,873
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 8)	999,701,798	991,693,780	991,312,197
Authorized - unlimited
Issued and outstanding - 49,560,160
(Dec 31, 2014 - 49,414,801)
(Sep 30, 2014 - 49,404,087)
2.75% convertible notes	14,297,627	14,297,627	14,297,627
Contributed surplus	16,903,110	18,270,837	18,293,198
Accumulated (deficit)/earnings	(153,735,337)	4,390,396	68,596,834
Total equity attributable to owners of InterOil Corporation	877,167,198	1,028,652,640	1,092,499,856
Total liabilities and equity	1,231,923,427	1,340,129,890	1,337,451,729

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue
Interest revenue (note 9)	11,243,704	8,799,206	8,379,741	17,204,673
Other revenue	578,070	1,949,843	3,013,423	9,136,412
	11,821,774	10,749,049	11,393,164	26,341,085

Administrative and general expenses	(6,102,878)	(7,661,327)	(19,761,872)	(28,116,573)
Legal and professional fees	414,534	(4,841,002)	(2,345,224)	(10,582,791)
Exploration costs, excluding exploration impairment (note 6)	(27,172,202)	(6,962,414)	(54,143,596)	(21,509,301)
Exploration impairment (note 6)	(78,235,581)	-	(78,235,581)	-
Finance costs (note 10)	(3,430,019)	(4,250,369)	(14,996,751)	(26,571,648)
Depreciation and amortization	(118,359)	(922,468)	(373,171)	(3,271,979)
Gain on conveyance of exploration and evaluation assets (note 6)	-	-	-	340,540,011
Foreign exchange (losses)/gains	(645,996)	(527,575)	871,586	4,542,340
Share of net loss of joint venture partnership accounted for using the equity method	-	(7,442)	-	(25,930)
	(115,290,501)	(25,172,597)	(168,984,609)	255,004,129
(Loss)/profit from continuing operations before income taxes	(103,468,727)	(14,423,548)	(157,591,445)	281,345,214

Income taxes
Current tax (expense)/benefit	(256,498)	145,680	(534,288)	(349,648)
Deferred tax expense	-	(344,540)	-	(557,406)
	(256,498)	(198,860)	(534,288)	(907,054)

(Loss)/profit for the period from continuing operations	(103,725,225)	(14,622,408)	(158,125,733)	280,438,160

(Loss)/profit for the period from discontinued operations, net of tax (attibutable to owners of InterOil Corporation) (note 4)	-	(2,308,134)	-	73,533,577
(Loss)/profit for the period	(103,725,225)	(16,930,542)	(158,125,733)	353,971,737

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(103,725,225)	(16,930,542)	(158,125,733)	353,971,737
	(103,725,225)	(16,930,542)	(158,125,733)	353,971,737

(Loss)/earnings per share from continuing and discontinued operations attributable to owners of InterOil Corporation during the period
Basic (loss)/earnings per share
From continuing operations	(2.09)	(0.29)	(3.19)	5.64
From discontinued operations	-	(0.05)	-	1.48
From (loss)/profit for the period	(2.09)	(0.34)	(3.19)	7.12
Diluted (loss)/earnings per share
From continuing operations	(2.09)	(0.29)	(3.19)	5.64
From discontinued operations	-	(0.05)	-	1.48
From (loss)/profit for the period	(2.09)	(0.34)	(3.19)	7.12
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	49,549,590	49,640,548	49,501,962	49,689,299
Diluted (Expressed in number of common shares)	49,549,590	49,640,548	49,501,962	49,756,021

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

(Loss)/profit for the period	(103,725,225)	(16,930,542)	(158,125,733)	353,971,737

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	-	-	-	(3,141,715)
Reclassification of exchange gains on previously held foreign operations, net of tax	-	-	-	(1,400,198)
Other comprehensive loss for the period, net of tax	-	-	-	(4,541,913)
Total comprehensive (loss)/income for the period	(103,725,225)	(16,930,542)	(158,125,733)	349,429,824

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(103,725,225)	(16,930,542)	(158,125,733)	349,429,824
	(103,725,225)	(16,930,542)	(158,125,733)	349,429,824

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Nine months ended
	September 30,	September 30,
	2015	2014
Transactions with owners as owners:	$	$
Share capital
At beginning of period	991,693,780	953,882,273
Issue of capital stock	8,008,018	52,050,716
Share buyback	-	(14,620,792)
At end of period	999,701,798	991,312,197
2.75% convertible notes
At beginning and end of period	14,297,627	14,297,627
Contributed surplus
At beginning of period	18,270,837	26,418,658
Fair value of options and restricted stock transferred to share capital	(8,304,333)	(8,943,008)
Stock compensation expense	6,936,606	8,895,206
Share buyback	-	(8,077,658)
At end of period	16,903,110	18,293,198
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	-	4,541,913
Foreign currency translation movement for the period, net of tax	-	(3,141,715)
Reclassification of exchange gains on previously held foreign operations, net of tax	-	(1,400,198)
Foreign currency translation reserve at end of period	-	-
Accumulated other comprehensive income at end of period	-	-
Accumulated (deficit)/earnings
At beginning of period	4,390,396	(266,319,459)
Net (loss)/profit for the period	(158,125,733)	353,971,737
Share buyback	-	(19,055,444)
At end of period	(153,735,337)	68,596,834
Total InterOil Corporation shareholders' equity at end of period	877,167,198	1,092,499,856

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Cash flows generated from/(used in):

Operating activities
Net (loss)/profit for the period	(103,725,225)	(16,930,542)	(158,125,733)	353,971,737
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	118,359	922,468	373,171	11,917,681
Deferred tax	-	371,929	-	1,876,959
Impairment of exploration and evaluation assets	78,235,581	-	78,235,581	-
Gain on conveyance of exploration assets	-	-	-	(340,540,011)
Gain on sale of subsidiaries	-	-	-	(49,537,443)
Accretion of convertible notes liability	1,026,110	966,869	3,033,129	2,858,015
Amortization of deferred financing costs	-	-	-	8,323,575
Timing difference between derivatives recognized and settled	-	-	-	373,697
Stock compensation expense, including restricted stock	581,868	4,495,906	4,801,016	8,895,206
Inventory write down	-	-	-	3,947,006
Accretion of asset retirement obligation liability	-	-	-	192,282
Accretion of receivable from Total S.A. (note 5)	(11,015,238)	(8,274,886)	(33,053,681)	(16,429,289)
Adjustment to carrying amount of receivable from Total S.A. (note 5)	-	-	25,878,655	-
Share of net loss of joint venture partnership accounted for using the equity method	-	7,442	-	25,930
Unrealized foreign exchange gain	-	-	-	(1,403,197)
Change in operating working capital
Decrease/(increase) in trade and other receivables	4,939	(986,505)	238,315	(65,618,202)
Decrease/(increase) in other current assets and prepaid expenses	262,608	(126,955)	1,954,397	1,626,849
Decrease in inventories	-	-	-	8,275,985
Increase/(decrease) in trade and other payables	17,810,702	(31,066,964)	15,539,113	10,338,355
Net cash used in operating activities	(16,700,296)	(50,621,238)	(61,126,037)	(60,904,865)

Investing activities
Expenditure on exploration and evaluation assets net of JV contributions (note 6)	(38,386,765)	(72,105,809)	(208,189,125)	(242,560,549)
Expenditure on plant and equipment	131,151	(1,608,384)	(423,558)	(11,664,399)
Proceeds from disposal of plant and equipment	-	-	720,000	-
Proceeds from Total for interest in PRL 15 (note 6)	-	-	-	401,338,497
Decrease in restricted cash held as security on borrowings	86,610	17,531,294	100,893	44,895,458
Proceeds from sale of subsidiaries, net of transaction costs, settlement of intercompany debt and cash and cash equivalents disposed of	-	-	-	427,985,105
Change in non-operating working capital
Decrease in trade and other receivables	(33,948,107)	-	(33,948,107)	-
Increase in trade and other payables	14,629,045	23,846,110	27,537,846	48,812,213
Net cash (used in)/generated from investing activities	(57,488,066)	(32,336,789)	(214,202,051)	668,806,325

Financing activities
Repayments of BSP and Westpac secured facility	-	-	-	(24,780,077)
Proceeds from drawdown of Credit Suisse secured facility, net of transaction costs	-	-	-	50,000,000
Repayment of Credit Suisse secured facility	-	-	-	(150,000,000)
Proceeds from working capital facility	-	-	-	20,855,406
Repayments of ANZ, BSP & BNP syndicated loan	-	-	-	(84,000,000)
Proceeds from issue of common shares, net of transaction costs	-	-	-	2,186,690
Payment on share buyback	-	(41,753,894)	-	(41,753,894)
Net cash used in financing activities	-	(41,753,894)	-	(227,491,875)

(Decrease)/increase in cash and cash equivalents	(74,188,362)	(124,711,921)	(275,328,088)	380,409,585
Cash and cash equivalents, beginning of period	192,265,472	567,088,045	393,405,198	61,966,539
Cash and cash equivalents, end of period	118,077,110	442,376,124	118,077,110	442,376,124
Comprising of:
Cash on Deposit	67,294,966	324,708,313	67,294,966	324,708,313
Short Term Deposits	50,782,144	117,667,811	50,782,144	117,667,811
Total cash and cash equivalents, end of period	118,077,110	442,376,124	118,077,110	442,376,124

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, independent upstream oil and gas business with a sole focus on Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada and was continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

These condensed consolidated interim financial statements were approved by the Directors for issue on November 10, 2015. The Board of Directors have the power to amend and reissue the financial report.

2.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting’, and should be read in conjunction with the annual financial statements for the year ended December 31, 2014 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter and nine months ended September 30, 2015 have been prepared under the historical cost convention, except for derivative financial instruments, which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(a)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at September 30, 2015 amounted to $473.2 million compared to $948.2 million as at September 30, 2014. The Company has cash, cash equivalents and cash restricted of $126.3 million as at September 30, 2015 (September 2014 - $450.7 million), of which $8.2 million is restricted (September 2014 - $8.3 million).

The Company’s primary use of capital resources has been for exploration and development activities. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPLs”) and Petroleum Retention Licenses (“PRLs”). Refer to note 12 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditure can be accelerated or decelerated at its discretion.

Existing cash balances and available credit facilities will be sufficient to settle debt obligations and to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and exploration activities planned to meet our license commitment requirements. However, oil and gas exploration and development and liquefaction are capital intensive and our business plans involve raising capital, which depends on market conditions when we raise such capital. Additionally, our joint venture share of the costs of construction of an LNG plant and other infrastructure associated with the proposed Papua LNG project may amount to billions of dollars and thus exceed our existing cash balances. While the Company is confident that it will be successful in obtaining new capital on terms that are acceptable to the Company, particularly with market volatility, no assurance can be given. Accordingly, these consolidated financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of this financial report.

(b)	Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(c)	New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2015 and have not been early adopted:

–	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

–	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2018): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. The Company is evaluating the impact of this standard.

3.	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.

Risk Management is carried out under policies approved by the board of directors of InterOil. The Finance Department identifies, evaluates and actively mitigates financial risks in close cooperation with the Company’s operations. The board of directors of InterOil provides written principles for overall risk management, as well as written policies covering specific areas. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Fair values

	September 30, 2015		December 31, 2014		September 30, 2014		Method of
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	measurement
	$	$	$	$	$	$
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	118,077,110	118,077,110	393,405,198	393,405,198	442,376,124	442,376,124	Amortized Cost
Cash restricted	8,200,240	8,200,240	8,301,133	8,301,133	8,319,086	8,319,086	Amortized Cost
Receivables	602,817,890	602,817,890	566,362,745	566,362,745	577,336,495	577,336,495	Amortized Cost
Other non-current receivable	29,700,534	29,700,534	29,700,534	29,700,534	29,700,534	29,700,534	Amortized Cost

Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	179,881,533	179,881,533	139,716,105	139,716,105	74,274,968	74,274,968	Amortized Cost
2.75% Convertible notes liability	69,535,121	69,535,121	66,501,994	66,501,994	-	-	Amortized Cost
Non-current liabilities
2.75% Convertible notes liability	-	-	-	-	65,520,643	65,520,643	Amortized Cost
Other non-current liabilities	96,000,000	96,000,000	96,000,000	96,000,000	96,000,000	96,000,000	Amortized Cost

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

All the financial assets and financial liabilities in the above table are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Discontinued operations

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma Energy Pacific Holdings Pte Ltd. (“Puma”) for the sale of InterOil subsidiaries that held the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments respectively. The results of operations for these sold businesses have been presented as discontinued operations in the consolidated income statement for the quarter and six months ended June 30, 2014. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in the consolidated income statements for the quarter and six months ended June 30, 2014, as the activities previously being carried out by the business have been transferred to Puma with the sale of the refining and distribution businesses.

Cash flows from these discontinued operations have been combined with the cash flows from continuing operations in the consolidated statements of cash flows for the nine months ended September 30, 2014.

5.	Trade and other receivables

	September 30,	December 31,	September 30,
	2015	2014	2014
	$	$	$
Trade and other receivables	54,579,405	21,207,984	11,881,102
Sale proceeds receivable from Total	548,238,485	545,154,761	565,455,393
Total	602,817,890	566,362,745	577,336,495

Trade and other receivables mainly relates to cash calls receivable from joint venture partners.

Refer to note 6 for details of the transaction with Total S.A. (“Total”). The Interim Resource Payment, as defined under the share sale agreement (“Total SSA”) with a subsidiary of Total, which is due to the Company following the interim certification, has been calculated to be $593.9 million based on a resource estimate of 7.10 Tcfe in accordance with the resource certification mechanics found in the Total SSA and the range of resources contemplated therein. The expected discounted value of this cash flow as at June 30, 2015 was $574.6 million. However, during June 2015, the Company adjusted the expected cash flow timing of the Interim Resource Payment from December 2015 to June 2016 to accommodate the drilling of Antelope-4 and Antelope-6. The Company recalculated the carrying amount of the receivable by computing the present value of estimated future cash flows at the original effective interest rate and the adjustment has been recognized in profit or loss. The Company recalculated the carrying amount of the receivable as at June 30, 2015 to be $548.7 million, with the resulting adjustment of $25.9 million being recognized in the income statement during the quarter ended June 30, 2015.

The Company has recognized $33.1 million as a result of unwinding the discount on the receivable as interest income during the nine months ended September 30, 2015. In addition, this receivable has been reduced by $4.1 million during the nine months ended September 30, 2015, which represents a portion of the carry received from Total for development activities undertaken over PRL 15, which is to be offset against the Interim Resource Payment when due. The following table shows the movement in the receivable during the period.

	September 30,	December 31,	September 30,
	2015	2014	2014
	$	$	$
Balance at beginning of period	545,154,761	-	-
Initial recognition of receivable from Total	-	551,892,942	551,892,942
Interest accretion income on receivable from Total	33,053,681	24,826,440	16,429,290
Adjustment due to change in timing of estimated cash flows	(25,878,655)	(24,206,783)	-
less amounts to be deducted for Total carry of appraisal costs	(4,091,302)	(7,357,838)	(2,866,839)
Balance at end of period	548,238,485	545,154,761	565,455,393

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Exploration and evaluation assets

Costs of exploration and evaluation assets which are not subject to depletion are as follows:

	September 30,	December 31,	September 30,
	2015	2014	2014
	$	$	$
Infrastructure and drilling and construction equipment	2,588,871	1,759,251	5,276,697
Drilling consumables and spares	26,196,496	32,659,831	33,976,255
Petroleum Retention License drilling programs (Unproved)	251,705,781	83,939,901	60,379,985
Petroleum Prospecting License drilling programs (Unproved)	179,692,462	206,682,990	145,413,125
Gross Capitalized Costs	460,183,610	325,041,973	245,046,062
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	460,183,610	325,041,973	245,046,062

The majority of the costs capitalized under ‘Petroleum Retention License drilling programs’ above relates to the exploration and development expenditure on the Elk, Antelope and Triceratops fields. The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploratory drilling costs relating to Bobcat-1 and Raptor-1 wells. On August 12, 2015, the Company advised the market that the Wahoo-1 sidetrack operations had not intersected a carbonate reservoir and it intended to plug and abandon the well. As a result, during the quarter ended September 30, 2015, the Company expensed $78.2 million of costs relating to the Wahoo exploration costs within ‘Exploration impairment’ in the Consolidated Income Statement.

The following table discloses a breakdown of the exploration and evaluation costs incurred for the periods ended:

	Nine months ended	Year ended	Nine months ended
	September 30,	December 31,	September 30,
	2015	2014	2014
	$	$	$
Opening balance	325,041,973	584,807,023	584,807,023
Property Acquisition Costs	-	-	-
Exploration Costs	33,828,804	256,562,981	181,719,587
Development Costs - Operator	273,037,246	194,291,826	118,346,697
Development Costs - Non-Operator (1)	19,002,577	-	-
Add: Premium paid on indirect participating interest buyback transactions	-	41,525,728	41,525,728
Less: Indirect participating interest conveyance accounting offset against properties	-	(12,097,363)	(12,097,363)
Less: Total conveyance accounting offset against properties	-	(611,939,426)	(611,939,426)
Less: Costs recovered through cash calls from joint venture partners	(190,726,990)	(128,108,796)	(57,316,184)
Total Costs capitalized	135,141,637	(259,765,050)	(339,760,961)
Closing balance	460,183,610	325,041,973	245,046,062
Charged to expense
Exploration impairment	78,235,581	-	-
Exploration costs, excluding exploration impairment	54,143,596	34,529,478	21,509,301
Total charged to expense	132,379,177	34,529,478	21,509,301
Exploration and Evaluation Assets Net Additions (capitalized and expensed)	267,520,814	(225,235,572)	(318,251,660)

(1) Operatorship of the PRL 15 joint venture was transferred to Total SSA on August 1, 2015.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Exploration and evaluation assets (cont’d)

Total Sale and Purchase Agreement for PRL 15:

On March 26, 2014, the Company signed and closed the Total SSA, under which Total acquired through the purchase of all of the shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil received $401.3 million for closing the transaction, and became entitled to receive $73.3 million on a final investment decision for the Papua LNG project, and $65.5 million on the first LNG cargo from the project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 Tcfe, based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification, with the payment for amounts greater than 3.5 Tcfe but less than 5.4 Tcfe being due on a final investment decision. The conveyance accounting for the sale of property under the Total SSA was accounted for in the prior year quarter ended March 31, 2014.

Gross and Net Cash Expenditure on exploration and evaluation assets:

The following table discloses a breakdown of the net cash expenditure on exploration and evaluation assets as disclosed in the consolidated statements of cash flows for the periods ended:

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$
Expenditure on exploration and evaluation assets	(108,982,533)	(107,804,261)	(400,509,568)	(301,807,153)
Proceeds from joint venture cash calls	70,595,768	35,698,452	192,320,443	59,246,604
Net expenditure on exploration and evaluation assets	(38,386,765)	(72,105,809)	(208,189,125)	(242,560,549)

7.	Secured and unsecured loans

Credit Suisse led Syndicated Secured Loan Facility

On June 17, 2014, the Company entered into a $300.0 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse AG (“Credit Suisse”). The facility is supported by the participating lenders Commonwealth Bank of Australia (“CBA”), Australia and New Zealand Banking Group (PNG) Limited (“ANZ”), UBS A.G. (“UBS”) , Macquarie Group Limited (“Macquarie”), Bank of South Pacific Limited (“BSP”), Westpac Bank PNG Limited (“Westpac”)), The Bank of Tokyo-Mitsubishi UFJ (“MUFJ”) and Societe Generale S.A. (“SocGen”). The facility has an annual interest rate of LIBOR plus 5% and matures at the end of 2016.

No draw downs have been made under the facility as at September 30, 2015. As at September 30, 2015, the Company was in compliance with the applicable debt covenants, which include a defined calculation for gearing not to exceed 60% at any time, a requirement that the equity does not fall below $500.0 million at any time, and agreed expenditure limits tested for the six months period ending March 31 and September 30 each year.

During the nine months ended September 30, 2015, the total interest expense under this facility included in finance costs was nil (September 2014 - $4.3 million). In addition, financing costs relating to this facility of $10.5 million (of which $4.9 million relates to the refinancing completed in March 2015) were expensed during the nine months ended September 30, 2015 (September 2014 - $14.9 million).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

8.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2014	49,217,242	953,882,273

Shares issued on exercise of options under Stock Incentive Plan	127,400	3,623,272
Shares issued on vesting of restricted stock units under Stock Incentive Plan	111,505	7,283,299
Shares issued on buyback of IPI interest in PRL 15	688,654	41,525,728
Shares buyback	(730,000)	(14,620,792)

December 31, 2014	49,414,801	991,693,780

Shares issued on vesting of restricted stock units under Stock Incentive Plan	145,359	8,008,018

September 30, 2015	49,560,160	999,701,798

Preferred shares - No preferred shares are issued, or were issued at any time during the nine months ended September 30, 2015 (September 2014 – nil).

9.	Interest revenue

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Interest income on short term deposits	228,466	524,318	1,204,715	775,383
Interest accretion income on receivable from Total (note 5)	11,015,238	8,274,888	33,053,681	16,429,290
Adjustment due to change in timing of estimated cash flows on receivable from Total (note 5)	-	-	(25,878,655)	-
Interest revenue	11,243,704	8,799,206	8,379,741	17,204,673

10.	Finance costs

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Interest expense on Credit Suisse Secured Loan	-	-	-	4,303,388
Interest expense on Westpac and BSP Secured Loan	-	-	-	1,341,127
Interest expense on Convertible Notes	481,236	481,236	1,443,709	1,443,709
Interest accretion on Convertible Notes	1,026,110	966,870	3,033,129	2,858,016
Financing fees on Credit Suisse Secured Loan	1,916,667	2,325,003	10,513,907	14,897,371
Financing fees on Westpac and BSP Secured Loan	-	3,703	-	1,172,534
Other finance costs	6,006	473,557	6,006	555,503
Finance costs	3,430,019	4,250,369	14,996,751	26,571,648

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

11.	Earnings/(loss) per share

Conversion options, convertible notes, stock options and restricted stock units totaling 1,137,209 common shares at prices ranging from $32.77 to $95.63 were outstanding as at September 30, 2015.

	Number of shares	Number of shares
Potential dilutive instruments outstanding	September 30, 2015	September 30, 2014
Employee stock options	210,000	210,000
Employee Restricted Stock	195,205	124,971
2.75% Convertible notes	732,004	732,004
Total stock options/shares outstanding	1,137,209	1,066,975

12.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses	381,521	9,105	-	176,866	250	195,300	-
Convertible notes obligations	70,319	70,319	-	-	-	-	-
	451,840	79,424	-	176,866	250	195,300	-

The PPL and PRL amounts represent the Company’s commitments on these licenses as at September 30, 2015. On March 6, 2014, the Company’s applications for new petroleum prospecting licenses were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238 and included new license commitments. The new commitments require the Company to spend an additional $351.9 million over the remainder of their six-year terms.

Further, the terms of grant of PRL 39 requires the Company to spend $29.6 million on the license area by the end of 2018.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

13.	Subsequent events

Subsequent to the quarter end, the Company received notification from Pacific Exploration and Production Corporation (“PRE”) of their intention to withdraw from further participation in PRL 39. In August 2015, the Company had also received notification from PRE of their intention to withdraw from further participating in PPL 475. In accordance with the Farm-In Agreement dated July 27, 2012 between the Company and PRE, the Company is required to refund to PRE $96.0 million in monthly installments commencing in the month subsequent to our receipt of any net cash proceeds from commercial sale of product from PRL 15, although the $96.0 million must be repaid in full within 6 years of receiving the notification. The Company has a receivable of $29.7 million which is refundable from Pacific LNG Operations Ltd and other indirect participating interest holders if PRE exercised its option to terminate the Farm-In Agreement, under the same terms as the amount refundable to PRE. Subsequent to PRE’s withdrawal, the Company’s interest in the Triceratops discovery is 78.1114%, and in PRL 39 (excluding the Triceratops discovery) is 100% (94.25% assuming PNG Drilling Ventures Limited ("PNGDV") will elect to exercise their option to participate at their 5.75% interest election). The Company’s interest in the Raptor discovery is 79.1114%, and in PPL 475 (excluding the Raptor discovery) is 100% (94.25% assuming PNGDV will elect to exercise their option to participate at their 5.75% interest election).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12